 As filed with the Securities and Exchange Commission on September 29, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

FOR IMMEDIATE RELEASE
September 29, 2004

TELE2 INCREASES ITS OFFER FOR SONG NETWORKS TO SEK 85 PER SHARE
AND REDUCES CONDITIONS

Tele2 AB (“Tele2”), the leading alternative pan-European telecommunications company, today announces an increase of its cash offer to purchase all of the outstanding shares and convertible debentures (the “Offer”) of Song Networks Holding AB (“Song Networks”). The Offer is increased from SEK 75 per share to SEK 85 per share, valuing Song Networks at SEK 4.95 billion. Further, the conditions for the Offer are substantially reduced.

Tele 2 currently owns, directly and indirectly, 9,460,000 shares, representing 18.0% of the votes and 17.0% of the capital in Song Networks. Tele2’s holding after conversion of all convertible debentures amounts to 17.2% of the votes and 16.2% of the capital.

The acquisition enables Tele2 to expand its product offering to Nordic residential and business customers. The combination is expected to create annual synergies of over MSEK 300 when Song Networks has been integrated into Tele2, and will be earnings and cash flow accretive for the full year 2005. The Offer is made through Tele2 Sverige AB (“Tele2 Sverige”) a wholly owned Swedish subsidiary of Tele2.

Lars-Johan Jarnheimer, CEO of Tele2, commented: “We are delighted to have secured 18% of the votes in Song Networks and are confident our revised bid will succeed. For us the rationale for this acquisition remains the same and the only thing changing is our terms. If our competitor in this bidding process wishes to maintain a stake as a financial investor we would welcome this. We would be open to expanding our wholesale arrangements with them to accommodate some of the plans they may have in the region and this of course would be incremental to our business case. As I said in our previous release it is important to emphasise that, because of expected synergies, Tele2 will run Song Networks much more efficiently than any other party.”

Rationale for the acquisition

The strategic rationale behind the acquisition is compelling. The acquisition of Song Networks will benefit Tele2’s operations by:

  Providing Tele2 with a Nordic ADSL platform covering 1.3 million households (corresponding to150 PoPs) in Sweden by the end of 2004, as well as an extensive ADSL network in Denmark, Finland and Norway with 91, 179 and 112 PoPs respectively;
  Enabling access to 70-80% of all companies with over 10 employees in Sweden, Norway, Denmark and Finland;
  Making Tele2 the second largest provider of IP-VPN solutions in the Nordic region; and by

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Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

  Complementing Tele2’s current residential product portfolio with a strong corporate portfolio in the Nordic market, and enabling Tele2 to cross-sell a range of products, including ADSL and IP-VPN.

Expected synergies and financial implications for Tele2

The acquisition of Song Networks is expected to generate synergies reaching over MSEK 300 on an annualised basis by the end of 2006. This will be achieved through:

  Co-ordinating marketing activities and managing only one brand;
  Rationalisation of overlapping functions and premises;
  Cross selling to the enlarged customer base; and
  Optimising the network architecture and infrastructure.

Approximately 50% percent of the synergies are estimated to materialise during 2005.

Implementation costs are estimated to be MSEK 100 in total for 2005 and 2006. The acquisition of Song Networks is estimated to give a positive contribution to earnings per share in Tele2 as from 2005. Tele2 expects that Song Networks will be consolidated as from January 1, 2005, should the Offer be completed.

The Offer in brief

The Offer was made public through a press release on 22 September 2004. Tele2 now increases the Offer to SEK 85 in cash for each ordinary share and preference share in Song Networks. Tele2 also increases the consideration offered for convertible debentures to a cash amount corresponding to SEK 85 per underlying share as if tendered convertible debentures were exercised in full, which is equivalent to 217.9% of the nominal value of the convertible debentures. The Offer values the total outstanding share capital of Song Networks at approximately SEK 4.95 billion on a fully diluted basis.

No offer is made for the outstanding warrants to subscribe for new shares in Song Networks.

No commission will be charged for tendering of shares and convertible debentures.

Bid premium. The Offer represents:
  A bid premium of 18.9% based on the last price paid for Song Networks ordinary shares on September 21, 2004, SEK 71.5, the last trading day prior to the Offer was initially announced byTele2 on 22 September 2004;
  The Offer is 3.0% higher than TDC A/S’s (“TDC”) new cash offer (SEK 82.5 per share)announced on September 28, 2004;
  A bid premium of 78.9% based on the last price paid for the ordinary Song Networks shares on September 13, 2004, SEK 47.50, the last trading day prior to the initial offer made by TDC; a bid premium of 87.4%, based on the volume-weighted average price of the ordinary shares during one month prior to TDC’s announcement of its offer (August 13, 2004 to September 13, 2004); and a bid premium of 57.2% on the volume-weighted average price of the ordinary shares during one year prior to the announcement of TDC’s first offer (September 15, 2003 to September 13, 2004);
  A 117.9% increase on the nominal value of the convertible debentures issued by Song Networks.

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Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Offer document. An offer document detailing the Offer is expected to be distributed to Song Networks’ shareholders and holders of convertible debentures on or around October 13, 2004.

Acceptance period and settlement. The acceptance period is expected to begin on or around October 13, 2004 and end on or around November 3, 2004. Cash settlement is expected to occur on or around November 10, 2004 provided that Tele2 announces that the conditions to the Offer have been satisfied or that the Offer will be completed. Tele2 reserves its right to extend the acceptance period, as well as to postpone the settlement of the Offer.

The Rules of The Swedish Industry and Commerce Stock Exchange Committee concerning public offers for the acquisition of shares (2003) and the published decisions by the Swedish Securities Council regarding the interpretation and application of the Rules apply to the Offer.

Conference call

A conference call for the financial community will be hosted today, September 29, at 14.00 CET (13.00 UK time). Please dial: +46 (0)8 5661 8494 (Sweden), or +44 (0)20 7984 7582, alternatively +44 (0)20 7784 1017 (UK and international). A replay will be available for 14 days after the conference call. To access the replay, please dial: +46 (0)8 5661 8497 (Sweden), or +44 (0)20 7984 7578 (UK and international). Replay pass code: 827566.

Financing of the Offer

The Offer will be debt financed. Tele2 Sverige has received a committed financing offer regarding the Offer. The receipt of the funds will be conditional upon no material adverse change in Tele2’s or Song Networks’ financial conditions and operations occurring after the announcement of the Offer, whereupon material adverse change shall mean any event that materially adversely affects Tele2’s or Song Networks’ liquidity or results during the current financial year and which reasonably could not have been anticipated by Tele2 at the time of announcement of the Offer. The Offer may in addition be partially financed by existing cash resources.

Conditions to the Offer

The conditions for the Offer are reduced to the effect that completion of the Offer is conditional only upon:

1.	The Offer being accepted to such an extent that Tele2 becomes the owner of more than 50% of the total number of the votes in Song Networks on a fully diluted basis;

2.	Prior to an announcement that the Offer will be completed, no other party announcing an offer to acquire shares in Song Networks on terms which are more favourable than the Offer for the shareholders and holders of convertible debentures in Song Networks; and

3.	All necessary approvals and clearances from authorities in Sweden and elsewhere in connection with the Offer or the acquisition of Song Networks, including competition authorities, having been obtained on terms acceptable to Tele2.

The Offer may only be withdrawn with reference to the non-fulfilment of the condition in section 3 above if the non-fulfilment is of material importance for Tele2’s acquisition of the shares and convertible debentures of Song Networks.

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Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Tele2 reserves its right to waive, in whole or in part, any or all of the conditions above, and, with respect to condition 1 above, to complete the Offer at a lower level of acceptance.

Advisers

Nordea Corporate Finance and Rothschild are acting as financial advisers to Tele2 in connection with the Offer.

Stockholm, Sweden, September 29, 2004
Tele2 Sverige AB

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Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

CONTACTS

Lars-Johan Jarnheimer	Telephone: +46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone: + 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.tele2.com

Tele2 is Europe’s leading and profitable alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 25 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on the Stockholm Stock Exchange since 1996. The share has also been listed on Nasdaq since 1997. In 2003 we had operating revenue of SEK 36,911 million and reported a profit of SEK 5,710 million (EBITDA).

The Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange, of the United States, Canada, Australia or Japan and the Offer cannot be accepted by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this document, the Forms of Acceptance and any related documents are not being and must not be mailed or otherwise distributed or sent in or into the United States, Canada, Australia or Japan, including to Song Networks shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons whom Tele2 knows to be custodians, nominees or trustees holding Song Networks shares for persons in the United States, Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them in, into or from the United States, Canada, Australia or Japan or use such mails or any such means, instrumentality or facility in connection with the Offer, and so doing will render invalid any related purported acceptance of the Offer.

In addition the Offer is not directed towards any person, whose participation requires an additional prospectus, registration or other measures than those required by Swedish law. No documentation relating to the Offer may be distributed in or into any country where such distribution or offering requires an additional prospectus, registration or other measures than those required by Swedish law.

This press release is a translation from the Swedish language. In the event of any discrepancy between the Swedish version and the English version, the Swedish version shall prevail.

Song Networks Holding AB’s shareholders are advised to read the offer documentation because it will contain important additional information relating to the Offer.

Statements in this announcement relating to future status or circumstances, including statements regarding future performance, growth and other trend projections and the other benefits of the Offer are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “intends”, “expects”, “believes”, or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Tele2 AB and Song Networks Holding AB, including the effect of changes in general economic conditions, the level of interest rates, fluctuations in demand for Song Networks Holding AB’s products, competition, technological change, employee relations, planning and property regulations, natural disasters and the potential need for increased capital expenditure.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: September 29, 2004